                                                                      EXHIBIT 99


General Dynamics Corporation (ticker: GD, exchange: NYSE)
News Release - Thursday, November 9, 2000
Press Contact: (703) 876-3190


     General Dynamics to Acquire Primex Technologies, Inc.

FALLS CHURCH, Va. - General Dynamics (NYSE: GD) and Primex Technologies, Inc. (NASDAQ: PRMX) announced today that they have entered into a definitive agreement for General Dynamics to acquire the outstanding shares of Primex Technologies for a cash purchase price of $32.10 per share. In addition, General Dynamics would assume approximately $170 million of Primex's debt. The proposed acquisition, approved by the boards of both companies, is subject to regulatory review as well as Primex shareholder approval. Primex closed at $31 in yesterday's trading. Goldman Sachs is representing Primex in the transaction, which is expected to close in the first weeks of 2001.

The acquisition will enhance General Dynamics' position as a premier provider of combat systems to the Army and Marine Corps as they meet the evolving threats of this century. Primex's capabilities in propulsion as well as projectile and warhead integration are well matched to the Army's transformation vision, including the Medium Brigade Combat Team and Future Combat System. The acquisition would also make General Dynamics a leader in large and medium caliber munitions and provide entree into the missile and precision guided missile businesses - two high-growth areas - through Primex's subcontract relationships. Primex is a teammate on General Dynamics' highly successful Hydra 70 rocket program, and General Dynamics is a teammate on Primex's Objective Crew Served Weapon, a next-generation infantry weapon.

"Primex Technologies is a solid, well-run company with growing revenues and earnings as well as strong cash flow. It has a broad array of products and a stable customer base. Our offer reflects Primex's inherent worth, and provides its shareholders liquidity at an attractive price," said Nicholas D. Chabraja, General Dynamics Chairman and CEO. "This acquisition would be immediately accretive to General Dynamics' earnings, and is consistent with our strategy to augment our core lines of business."

Primex Technologies, Inc. CEO James G. Hascall said, "For Primex to grow and thrive, it needs to be part of a larger organization with strong financial resources and broader market reach. As a wholly owned subsidiary of General Dynamics, Primex will be better positioned to achieve its potential. We believe this acquisition is in the best interests of our shareholders, our customers, and our employees."

Primex Technologies, Inc., headquartered in St. Petersburg, Florida, provides a variety of munitions, propellants, satellite propulsion systems and electronics products to the U.S government and its allies, as well as domestic and international industrial customers. The company has 2,850 employees.

Primex's 2000 revenues are estimated at $530 million, with net income estimated at $24 million. More information about Primex is available at www.primextech.com.

General Dynamics, headquartered in Falls Church, Virginia, employs approximately 44,000 people and has annualized sales of approximately $10 billion. The company has leading market positions in business aviation, information systems, shipbuilding and marine systems, and combat systems.